RODRIGUEZ & ASSOCIATES

Raúl N. Rodriguez, Esq.

Kelsey Lantz, Paralegal

1011 Pennsylvania St., Unit B

Denver, Colorado  80203

Telephone: (303) 861-1797	Facsimile: (303) 861-1995
Web Address: www.rnrodriguez.com	E-mail Address: raul@rnrodriguez.com

October 3, 2014

Division of Corporation Finance

Securities and Exchange Commission

100 F St., NE

Washington, DC  20549

Attention: Susan Block or Tonya K. Aldave

Re:

House of BODS Fitness, Inc.

Registration Statement on Form S-1

Filed July 23, 2014

File No. 333-190667

Ladies/ Gentlemen:

In connection with the House of BODS Fitness, Inc. (the “Company”, “we”, “our”) Registration Statement on Form S-1, the Company submits the following response to your Comment Letter dated August 18, 2014.

To facilitate your review of this response to your Comment Letter, the Company will respond to each of the numbered Comments set forth in your letter dated August 18, 2014.  The Company is enclosing a lined copy of the Registration Statement on Form S-1 on which the Company has made changes pursuant to your Comment Letter and each change is noted by the corresponding Comment it addresses.

The Company will comply with the reporting requirements of the Exchange Act of 1934, as amended.  The Company is submitting a substantive and fully responsive amendment to the Commission’s letter dated August 18, 2014.

General

Comment No. 1:

1.

We note your response to our prior comment 6 and your revised disclosure regarding the price of your stock. Because you will be selling the stock at a fixed price and the selling shareholders can sell stock at prevailing market prices, or at privately negotiated prices, once the shares are quoted on any OTC Market Tier, please add a risk factor describing the effect that potential price discrepancies may have on the stock price offered by you and the selling shareholders, respectively.

Response to Comment No. 1:

The Company has included the following new risk factor on page 17 to describe the effect that potential price discrepancies may have on the stock price offered by you and the selling shareholders:

House of BODS Fitness, Inc.

October 3, 2014

39. The Company may be at a disadvantage in selling their stock at a fixed price.

While the Selling Shareholders may sell their stock at prevailing market prices or at privately negotiated prices, the Company will be selling its shares at a fixed price of $.15. If the Selling Shareholders sell their shares below the fixed price, the Company may be at a disadvantage and may not be able to sell its shares at the fixed price. In the event that the Company is not able to sell their shares at the fixed price, the Company may not realize the total proceeds it expects through the sale of this Offering and may not be able to fully implement its business plan as described herein.

Cover Page

Comment No. 2:

2.

Please revise to indicate on the cover page that the shares offered by the company will be sold at a fixed price of $.15 for the duration of the offering.

Response to Comment No. 2:

The Company has revised the Cover Page to indicate that the shares being offered by the Company will be sold at a fixed price of $.15 for the duration of the offering.

Comment No. 3:

3.

We note your response to our prior comment 5 that part of this offering is self-underwritten. From the use of proceeds discussion, it appears that this is a best efforts, self-underwritten deal. As such, on the cover page, state the date the best efforts offering will terminate. Indicate if there may be any extensions to the offering and if so, the duration of such extensions. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Response to Comment No. 3:

The Company has added the following sentence to state the date the best efforts offering will terminate along with the Company’s ability to extend the offering:

This Offering of the Shares will terminate 180 days from the effective date of this Prospectus, although we may close the Offering on any date prior to the 180 days if the Offering is fully subscribed. The Company, in its sole discretion, may elect to extend the Offering for an additional 30 days.

Comment No. 4:

4.

Further, if the securities offered by the company are to be offered on a best efforts basis, also set forth any minimum required purchase and any arrangement to place the funds received in an escrow, trust, or similar arrangement. If no such escrow or trust arrangements have been made, so state. Refer generally to Instruction 3 to Item 501 of Regulation S-K. If there is such an arrangement, file it as an exhibit to the Registration statement.

Response to Comment No. 4:

The Company has added the following sentence to the Cover Page to state that there is no minimum purchase required and that no funds will be placed in escrow:

There is no minimum required purchase and there is no arrangement to place the funds received in an escrow, trust, or similar arrangement. See Risk Factor 38 on page 17, “The Proceeds from This Offering Will Not be Held in Escrow” for more information on how this may affect investors.

House of BODS Fitness, Inc.

October 3, 2014

Prospectus Summary, page 6

House of BODS Fitness, Inc., page 6

Comment No. 5:

5.

We note your response to our prior comment 11 and reissue in part. Please quantify the number of clients you currently have, as we note that your statement regarding having over “thousands of clients” is not clear here or on page 30. Also, please clarify how you count clients. For instance, do people have a monthly membership to your dance studio or pay for individual classes? Please also revise to disclose here that you do not have any dance studios currently open, if true.

Response to Comment No. 5:

The Company has deleted the reference to “thousands of clients” in their Prospectus Summary on page 6 and in their Description of Business on page 30. They have further clarified their method for counting clients as well as the Company’s current activity.

Comment No. 6:

6.

In one of the opening paragraphs, please disclose your revenue and net losses for the most recent fiscal year and interim stub. This will provide a financial snapshot of your company.

Response to Comment No. 6:

The Company has added the following sentence to the opening paragraph of the Prospectus Summary to provide a financial snapshot of the company:

Our revenue was $3,123 for the six months ended June 30, 2014 and was $29,549 for the year ended December 31, 2013. Our net losses were $9,571 for the six months ended June 30, 2014 and were $53,581 for the year ended December 31, 2013.

Comment No. 7:

7.

In the summary, please state, as disclosed elsewhere, that you have only one full time employee.

Response to Comment No. 7:

The Company has revised the second paragraph of the summary to state that we only have one full time employee.

Comment No. 8:

8.

We note your disclosure on page 7 relating to your plans to develop a “privately labeled health and wellness product line.” Please revise to state that there is no guarantee that you will develop a line of health and wellness products.

Response to Comment No. 8:

The Company has decided to focus our efforts and the proceeds from this offering on updating our website, producing a dance fitness DVD series, and resuming studio activities. We have chosen not to pursue the development of a line of health and wellness products and thus, all references to such products have been removed throughout the document.

House of BODS Fitness, Inc.

October 3, 2014

Comment No. 9:

9.

Please revise to disclose within this section (a) the implied aggregate value of all of your common stock intended to be outstanding after the offering, based on your assumed offering price of $0.15 and (b) your total stockholders’ equity (deficit) as of the latest balance sheet date presented in the filing. Based on the 16,070,000 common shares outstanding at March 31, 2014 plus the 6,666,667 common shares to be offered, it appears the implied aggregate price of your common stock is $3.4 million.

Response to Comment No. 9:

The Company has disclosed the requested information in the following sentence:

The implied aggregate value of the outstanding stock after this Offering, based on the assumed offering price of $.15 will be $3,410,500. The total stockholders’ deficit as of the latest balance sheet date, June 30, 2014, is $2,861.00.

Comment No. 10:

10.

In the second paragraph you disclose that you intend to resume your class schedule and personal sessions in the next 60-90 days. Please clarify the point in time from which the 60-90 days relates. Conform the like disclosure in risk factor number 6 on page 10, at the bottom of page 37 and wherever else disclosed.

Response to Comment No. 10:

The Company has clarified the second paragraph to state that we expect to select a suitable site and sign a contract to lease or purchase within 60-120 days from October 1, 2014. Classes and an increased number of personal training sessions are expected to resume within 30 days of a signed contract. We have also revised risk factor number 6 on page 10, and the Operating Loss section on page 38 to conform.

Comment No. 11:

11.

Please disclose in the sixth paragraph on page 7 what the post offering monthly burn rate amounts consist of, and tell us how these amounts are consistent with the aggregate of the amounts disclosed as cost of being a public company on page 18, use of proceeds on page 20, your plan of operation on page 36, and increased general and administrative expenses on page 39.

Response to Comment No. 11:

The Company has disclosed in the sixth paragraph on page 7 that the post offering monthly burn rate consists of legal, accounting, consulting fees, rent, travel, advertising, office expense, postage, printing, repairs and maintenance, taxes, license, telephone, and utilities. The Company has revised its estimate to be more consistent with the aggregate of the amounts disclosed as costs of being a public company on page 18, use of proceeds on page 20, our plan of operation on page 36, and increased general and administrative expenses on page 38. Our actual post-offering burn rate will vary and depend greatly on the amount of money raised in this Offering and which parts of our business plan we are then able to implement. Please see our Use of Proceeds on page 20 to see how we will allocate money as it comes in.

House of BODS Fitness, Inc.

October 3, 2014

Comment No. 12:

12.

It appears that the seventh paragraph on page 7 qualifies the belief stated in the sixth paragraph on that page. Please expand the seventh paragraph to disclose (i) whether or not you have any formal, binding commitments for funding from debt and equity securities, and if so, state the amount of such and the party to such arrangements and (ii) that there is no assurance that you will obtain strategic partners or be able to generate sufficient additional revenue from the sources indicated in paragraph 6. Conform the like disclosure in risk factor number 4 on page 9, page 36 under “Plan of Operation,” note 8 on page F-11 and wherever else disclosed.

Response to Comment No. 12:

The Company has expanded the seventh paragraph to disclose that we do not have any formal, binding commitments for funding from debt and equity securities and that there is no assurance that we will obtain strategic partnerships or be able to generate sufficient additional revenue from our identified revenue sources. We have conformed the like disclosures on all relevant pages.

Risk Factors, page 8

Comment No. 13:

13.

Please add a risk factor describing the risk to investors that the proceeds from the offering will not be held in an escrow account and will not be returned to them regardless of the number of securities sold in the offering, if true.

Response to Comment No. 13:

The Company has included the following risk factor to satisfy this comment:

38. The proceeds from this Offering will not be held in escrow.

This is a “best efforts, self underwritten” Offering, thus, there is no specific number of Shares that are required to be sold prior to using the proceeds from the sale of shares in this Offering. None of the proceeds of this Offering will be placed in an escrow account, nor refunded to the purchaser of the Shares. We intend to use the proceeds of this Offering as generally set forth in the “Use of Proceeds” section of this prospectus on page 19.

Use of Proceeds, page 20

Comment No. 14:

14.

We note your response to our prior comment 21 and your revised disclosure in this section. Please reconcile your statement here that “the Company intends to open a new studio space once an initial $500,000 or more has been raised” with your disclosure that you plan to sign a sublease agreement and resume classes and personal sessions in the next 60-90 days on page 6 and elsewhere.

Response to Comment No. 14:

The Company no longer plans to sign a sublease agreement to resume classes. Instead, our CEO is looking for suitable locations to lease or purchase and hopes to sign a contract on a location within 60-120 days from October 1, 2014. We expect to be able to resume classes and increase the number of personal training sessions offered within 30 days of signing a contract.

Comment No. 15:

15.

Based on your disclosure on page 21 it appears that you will not reopen the dance studio unless you raise at least $500,000 in this offering. If so, please add a risk factor and also disclose this information in the summary and business sections.

Response to Comment No. 15:

The Company has reevaluated its timeline and use of proceeds. We have revised our disclosure on page 21 to state that we are currently looking for a suitable location and anticipate signing a contract within 60-120 days from October 1, 2014.

House of BODS Fitness, Inc.

October 3, 2014

Comment No. 16:

16.

We note you state you hope to start filming your fitness video series within 60 – 90 days of receipt of sufficient capital. Please clearly quantify what is sufficient capital to begin filming you fitness series.

Response to Comment No. 16:

The Company has revised the Use of Proceeds to clearly state that we intend to begin filming within 60-90 days of receipt of the first $25,000 raised.

Dilution, page 22

Comment No. 17:

17.

The proceeds from the offering available for the net tangible book value computation are typically net of offering expenses, which appear to be $45,000 per page 20. Please revise the computation and related disclosure for each scenario accordingly.

Response to Comment No. 17:

The Company has revised the computation and related disclosure in the Dilution section on page 22 to reflect the proceeds from the offering net offering expenses.

Selling Shareholders, page 23

Comment No. 18:

18.

We note your response to our prior comment 27 and reissue in part. Please identify the natural persons who have investment control of Public Corporate Consultants, Inc. and other entities listed the selling shareholders table.

Response to Comment No. 18:

The Company has revised the footnotes to the selling shareholders table to include the natural person who has investment control of Public Corporate Consultants, Inc. and other entities listed.

Common Stockholders of Record, page 27

Comment No. 19:

19.

We note your response to our prior comment 31 and reissue. Instead of providing the number of stockholders of record as the most recently completed quarter, please provide this number as of the most recent practicable date, such as a date close in time to the date you file your next amendment to the registration statement. Similarly, refer to the footnotes to the Selling Shareholder table on page 23. Please revise to update the selling shareholder table to the most recent practicable date.

Response to Comment No. 19:

The Company has provided the number of stockholders of record as of September 25, 2014 and has updated the Selling Shareholder Table to the most recent practicable date.

House of BODS Fitness, Inc.

October 3, 2014

Business, page 30

Comment No. 20:

20.

We note your disclosure that you anticipate 15-30 clients to book classes and spend $210-$320 per client each month at your studio when it reopens. Please revise to state that there is no guarantee that you will continue to have clients. If any clients pre-paid for classes or continue to take classes at this time, please revise to state so and disclose how many paying clients you have at this time. Otherwise, it appears that you may not have any active clients at this time.

Response to Comment No. 20:

The Company has revised the Business section starting on page 30 to state that there is no guarantee that we will be successful in obtaining clients. We have also disclosed that we have four paying clients at this time.

Comment No. 21:

21.

Please clearly state here and in the Management’s Discussion and Analysis section what types of fitness videos you intend to produce. What type of exercise will be on the videos?

Response to Comment No. 21:

The Company has added the following sentence to clarify the types of exercise which will be showcased on our fitness videos:

The initial DVD series will contain four DVDs with different styles of dance fitness on each. Customers will be able to purchase the DVDs individually or as a set. The four styles will be (1) “Chair-otica”, a fun dance aerobics class using a chair as a prop and set to familiar top 40 songs; (2) “Erotic Movement”, a tantric, slow moving workout performed on a mat designed to teach sensual body awareness through movement as well as flexibility work; (3) “Body Blast”, a workout very similar to a typical life-style fitness class which will use bands, balls, and mats to tone, tighten and tone; and (4) “Pole Dance”, a class that will teach basic pole dance moves, spins, and transitions while getting an aerobic dance workout.

Comment No. 22:

22.

Please clarify what “natural supplements” you intend to sell. Will the supplements be manufactured for you or only resold in your studio? Do you plan to distribute them in your studio or online?

Response to Comment No. 22:

The Company has determined that it would be beneficial to focus our efforts and the proceeds from this offering on updating our website, producing a dance fitness DVD series, and resuming studio activities. We have chosen not to pursue the development of a line of health and wellness products and subsequently, all references to such products have been removed throughout the document. The Company does not expect to sell any natural supplements in our studio or online.

House of BODS Fitness, Inc.

October 3, 2014

Comment No. 23:

23.

We note your response to our prior comment 34 and reissue. Please revise to provide a more detailed summary of your business and current operations. To the extent that you discuss future business plans here, the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the steps involved, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please clarify that. This applies to any included discussion of future plans or products, such as the mention of opening additional dance studios, producing a DVD or series of DVDs, web based sales, a line of nutritional and heath products, as well as to what types of products you may offer, and for your hope to add paid subscription services. If you are not able to expand upon the disclosure in this regard, please either delete the reference to these products or clearly state that you currently have no plans or funds in regard to certain products.

Response to Comment No. 23:

The Company has revised our business section to provide a more detailed summary of our business and current operations. We have clarified our timeframe for implementing future plans, discussed the steps and obstacles involved including the need for any additional funding where appropriate.

Web-based Sales, page 31

Comment No. 24:

24.

The website address indicated here differs from the one noted earlier on page 31, and does not appear to link to a business related to you. Please revise or advise.

Response to Comment No. 24:

The Company has revised the web site address to direct readers to the correct site, www.houseofbodsorlando.com.

Management’s Discussion and Analysis, page 35

Critical Accounting Policies and Estimates, page 35

Comment No. 25:

25.

We note your revised disclosure in response to prior comment 43. Please further revise to include your actual critical accounting policies. Your disclosure of critical accounting policies should supplement, not duplicate the description of accounting policies that you have disclosed in the notes to the financial statements. While the accounting policy note in the financial statements describes the method used to apply an accounting principle, your discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please revise accordingly. Refer to Section 501.14 of Financial Reporting Codification for guidance.

House of BODS Fitness, Inc.

October 3, 2014

Response to Comment No. 25:

The Company has added the following language to the Critical Accounting Policies and Estimates section to include our actual critical accounting policies:

The Company is currently generating revenues from personal in house training sessions for select clients. The Company recognizes revenues when services are performed. All current services to generate revenues are being performed by Tammy Skalko. The Company’s revenues will be generated from not only the personal in house training, but also from sales of DVD’s and monthly memberships to our virtual community. The DVD revenue will be recognized as DVD’s are sold. Cost of goods sold will be recognized at the time of sales of DVDs. Monthly memberships to the virtual community will be recognized as payments are made. The Company will charge members credit or debit cards monthly.

(a) Plan of Operation, page 36

Comment No. 26:

26.

We note your response to our prior comment 45 and reissue in part. Please revise to include a more detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding. This should correspond with the disclosure to be found under “Use of Proceeds” on page 20.

Response to Comment No. 26:

The Company has revised our Plan of Operation sections to include a more detailed plan of operations for the next twelve months as follows:

Over the next year and depending on the amount of net proceeds available to us, management proposes to produce and launch a fitness video series, increase our presence on the internet, continue our personal training program, and open a new studio. The Company closed our previous studio due to the fact that the geographic location made growth difficult. We felt that the best decision for the Company was to close the studio, reassess the Company and redesign the business plan to align more closely with the Company’s future plans and development.

In order to produce and launch our fitness video series, the Company has commenced research for a contractor to film and mass produce the series. Ms. Tammy Skalko, our CEO, has already started planning for the content of the videos. She will be the primary instructor in the video series alongside several independently contracted instructors who will show modified versions of the various routines. The Company intends to implement this step within 6 months of receipt of sufficient capital. Once the initial preparation work is completed (as discussed on page 31, Online videos and DVDs), the video series should take 90-120 days to produce at which time it will be available for sale to the public. The initial DVD series will contain four DVDs with different styles of dance fitness on each. Customers will be able to purchase the DVDs individually or as a set. The four styles will be (1) “Chair-otica”, a fun dance aerobics class using a chair as a prop and set to familiar “top 40” songs; (2) “Erotic Movement”, a tantric, slow moving workout performed on a mat designed to teach sensual body awareness through movement as well as flexibility work; (3) “Body Blast”, a workout very similar to a typical life-style fitness class which will use bands, balls, and mats to tone, tighten and tone; and (4) “Pole Dance”, a class that will teach basic pole dance moves, spins, and transitions while getting an aerobic dance workout.

House of BODS Fitness, Inc.

October 3, 2014

In order to increase our presence on the internet, the Company has secured a proposal from Rank Executives to improve our internet presence with an updated website that is functioning and aesthetically pleasing. Ms. Tammy Skalko is working with Rank Executives to create logos and graphics that can be used to increase traffic to the site. Rank Executives is also laying the groundwork for the e-commerce functionality that the site will require once our DVD series has been produced. This phase of the website is expected to be completed by November 15, 2014. Increasing internet presence is an ongoing effort that will continue as we launch the video series. Both the production of the fitness video series and the increased internet presence will be funded with the proceeds of this offering. There is no guarantee that the Company will raise the entire amount needed to accomplish this portion of their business plan.

The Company is currently looking for a suitable site to lease or purchase to resume dance classes and training sessions. We anticipate the site selection and contract to be in place within 60-120 days from October 1, 2014. If we are unable to find a suitable studio space in this time frame, the Company may elect to continue looking for a location which will provide the greatest potential for success for House of Bods and its shareholders and may be unable to adhere to the timeframe listed herein. The Company intends to resume classes and increase personal training sessions within 30 days of the signed contract. Clients will be able to purchase a package of either six sessions/classes for $240 or 12 sessions/classes for $420. There is no monthly membership option for studio classes and personal training sessions. Since our classes and individual personal training sessions will generally be of interest to individuals who live near our corporate location, we expect to market the benefits of our classes and individual sessions through local advertising. We estimate, based on previous experience in our prior studio, that within 60 days of the start of classes and sessions, we will have 15-30 clients who will book 6-8 classes or sessions per month with an average spending of $210-$320 per client each month. There is no guarantee that we will be successful in obtaining clients.

Comment No. 27:

27.

We note that you have begun discussions with a skin care company and a nutrition company regarding developing a line of different products. Please disclose if you signed any agreements with these companies and if so, please disclose the companies, describe the terms of the agreements and file them as an exhibits to your registration statement.

Response to Comment No. 27:

As disclosed in the responses to comments 8 and 22, the Company has chosen not to pursue the development of additional health and wellness product lines including skin care and nutrition. The references to discussions with these companies have been removed from the registration statement.

Comment No. 28:

28.

We note you disclose at page 36 that in order to produce and launch a fitness video series, you have commenced research for a contractor to do the work. Please revise to clarify here and in your business section, who will provide the content for the fitness video. For instance, will it all be contracted out or will an employee of yours provide the fitness routine and perform it?

Response to Comment No. 28:

The Company has revised the paragraph describing our plan of operation for producing and launching a fitness video series to clarify that Ms. Tammy Skalko, our CEO, will provide the content and most of the on film instruction for the series while additional instructors to show modified versions of the routines as well as the filming and producing of the series will be contracted out.

House of BODS Fitness, Inc.

October 3, 2014

Comment No. 29:

29.

Explain briefly in this section why you closed your studio in November 2013.

Response to Comment No. 29:

The Company has added the following sentence to describe why we closed the studio in November 2013:

The Company closed our previous studio due to the fact that the geographic location made growth difficult. We felt that the best decision for the Company was to close the studio, reassess the Company and redesign the business plan to align more closely with the Company’s future plans and development.

(b) Management’s Discussion and Analysis of Financial Condition, page 37

Comment No. 30:

30.

Refer to prior comment 49. Please provide a comparative analysis of all significant expense items presented in your filing. For example, we note that there is no comparative analysis of cost of revenue for fiscal year ended December 31, 2013 compared to the fiscal year ended December 31, 2012 or for the interim period financial statements.

 Response to Comment No. 30:

The Company has revised the Management’s Discussion and Analysis of Financial Condition to include a comparative analysis of cost of revenue for fiscal year ended December 31, 2013 compared to the fiscal year ended December 31, 2012 and for the interim period financial statements.

Liquidity and Financial Resources, page 39

Comment No. 31:

31.

Refer to prior comment 52. Please further revise your disclosure in the fourth paragraph on page 39 to include the estimated additional cost of being a public company consistent with disclosure elsewhere in the filing.

Response to Comment No. 31:

The Company has revised our disclosure on page 40 to include the estimated additional cost of being a public company. The entire increased cost is not included because we expect to only experience increased legal and accounting costs in the fourth quarter of 2014 due to the timing of this S-1 Registration Statement and the subsequent steps that will still need to be taken with FINRA and the DTC. Some of the increased costs will be realized in 2015.

Financial Statements, page F-1

Comment No. 32:

32.

Pursuant to Rule 8-08 of Regulation S-X, please revise to include comparative interim financial statements for the six months ended June 30, 2014, and conform financial information located elsewhere in the filing as appropriate.

House of BODS Fitness, Inc.

October 3, 2014

Response to Comment No. 32:

Pursuant to Rule 8-08 of Regulation S-X, the Company has revised our Financial Statements to include comparative interim financial statements for the six months ended June 30, 2014 and has conformed financial information located elsewhere in the filing as appropriate.

Notes to Consolidated Financial Statements, page F-17

Note 2: Summary of significant accounting principles, page F-17

Revenue Recognition, page F-5

Comment No. 33:

33.

Refer to prior comment 61. Please further revise to provide a detailed description of your policy for measuring and recognizing revenue and cost of goods sold. Your policy should specifically disclose the nature of the revenue you earn and the related cost of goods sold you incur and how they are measured and recognized in your financial statements. Conform the like disclosure on page F-18.

Response to Comment No. 33:

The Company has added the following sentences to provide a detailed description of our policy for measuring and recognizing revenue and cost of goods sold:

The Company is currently generating revenues from personal in house training from select clients. The Company recognizes revenues when services are performed. All current services to generate revenues are being performed by Tammy Skalko. The Company records the cost of the labor for the contract workers performing the training.

Note 4: Other Assets, page F-9

Comment No. 34:

34.

Please write off the remaining balance of startup costs at March 31, 2014, as these are not assets pursuant to Accounting Standards Codification 720-15-25-1.

Response to Comment No. 34:

The Company has written off the remaining balance of start up costs during the period ended June 30, 2014.

Part II

Signatures, page II-8

Comment No. 35:

35.

We note your response to our prior comment 58 and reissue in part. Please revise your signature page to have your principal accounting officer or controller sign the registration statement in his or her individual capacity. Please note that this title is distinct from “CFO” or “chief financial officer” titles. This signature should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he has signed.

House of BODS Fitness, Inc.

October 3, 2014

Response to Comment No. 35:

The Company has revised the signature page to include the signature of our Principal Accounting Controller.

Exhibit 5.1

Comment No. 36:

36.

We note your response to our prior comment 72 and reissue in part. Please have counsel opine that the shares offered by the company will be, when sold, legally (or validly) issued, fully paid and non-assessable. Refer to Section II.B.1.a. of Staff Legal Bulletin, No. 19, available on our website at www.sec.gov.

Response to Comment No. 36:

Counsel has revised Exhibit 5.1 to opine that the shares offered by the Company will be, when sold, validly issued, fully paid and non-assessable.

Yours very truly,

/s/ Raul N. Rodriguez

Raul N. Rodriguez, Esq.